Exhibit 99.1

FOR IMMEDIATE RELEASE

Investors:	Media:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN TO SELL RIGHTS TO PRIALT IN EUROPE TO EISAI

DUBLIN, IRELAND, FEBRUARY 9, 2006 -- Elan Corporation, plc today announced that it has agreed to sell the rights to Prialt™ (ziconotide, non-opioid severe chronic pain agent) in Europe to Eisai Co., Ltd (Eisai), while retaining the product rights in the United States.

Under the terms of the agreement, Elan may receive up to $100 million in cash; $50 million on the closing of the transaction, a further $10 million on the earlier of two years from closing or launches of Prialt in key European markets, and an additional $40 million contingent on Prialt achieving revenue related milestones in Europe. The closing of the transaction, which is expected to occur in the first quarter of 2006, is subject to the receipt of relevant regulatory authority approvals and other customary closing conditions. Elan expects to record a gain on closing in excess of $40 million.

Kelly Martin, Elan’s President and CEO said, “Prialt is a highly innovative, approved, intrathecal analgesic for patients suffering from severe chronic pain. Patient need in this area remains significant given that there have not been any meaningful therapeutic advances in this area for more than two decades. We are delighted that this transaction will enable Eisai to offer this new therapy to patients throughout Europe.”

Mr Martin concluded, “Elan will continue to market Prialt in the US and we look forward to working closely with Eisai on providing patients with a unique and effective choice in the treatment of severe chronic pain.”

About Prialt

In February 2005, the European Commission (EC) granted marketing approval for Prialt (ziconotide) for the treatment of severe, chronic pain in patients who require intrathecal (IT) analgesia. Prialt has been awarded orphan drug status in the European Union, which designates it as a product used for the diagnosis, prevention or treatment of life-threatening or very serious rare disorders or conditions.

Prialt, developed by scientists at Elan, is in a class of non-opioid analgesics known as N-type calcium channel blockers. Prialt is the synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus magus. Research suggests that the mechanism of action of Prialt works by targeting and blocking N-type calcium channels on nerves that transmit pain signals.

The approval of Prialt was based on three independent pivotal studies, each of which demonstrated significant improvement on the Visual Analog Scale of Pain Intensity, a well-accepted pain outcome measure.

Prialt is currently marketed by Elan in the US where it was launched in the first quarter of 2005. Prialt revenue for full-year 2005 was $6.3 million.

About Severe Chronic Pain

Severe chronic pain is defined as pain lasting longer than six months and has multiple causes, such as failed back surgery, injury, accident, cancer, AIDS, and other nervous system disorders.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This press release contains forward-looking statements about the proposed sale of the European rights to Prialt.  The completion of such sale and the receipt of consideration by Elan from such sale are subject to a number of risks and uncertainties.  For example the proposed sale of the rights to Prialt in Europe to Eisai by Elan may not occur, as the Agreement to sell such rights may be terminated before closing if closing conditions such as the receipt of anti-trust clearance or an export license are not obtained, or if the marketing approval for Prialt is withdrawn, or Prialt loses orphan drug status.  In addition, even if the proposed sale is consummated the receipt and timing of milestone-based payments to Elan is uncertain.   For more information about the risks and uncertainties that affect Elan please see our Annual Report on Form 20-F, as amended, and our filings on Form 6-K, all as filed with the Securities and Exchange Commission. Elan assumes no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.